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The following discussion should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2004 and the accompanying notes (the “Financial Statements”) set forth elsewhere in this report. The Financial Statements and all financial information discussed below have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Significant differences between Canadian and United States GAAP are identified in Note 14 to the Financial Statements. All amounts are expressed in Canadian dollars unless otherwise noted. In this Management’s Discussion and Analysis, “Lorus”, the “Company”, “we”, “us” and “our” each refers to Lorus Therapeutics Inc.

OVERVIEW

Lorus Therapeutics Inc. is a life sciences company focused on the research, development and commercialization of effective anti-cancer therapies with high safety. Lorus has worked diligently to establish a diverse, marketable anti-cancer product pipeline, with products in various stages of development ranging from pre-clinical to a global Phase III clinical trial which has reached full enrollment. This product pipeline is supported by a growing intellectual property portfolio.

Our success is dependent upon several factors, including establishing the efficacy and safety of our products in clinical trials, obtaining the necessary regulatory approvals to market our products and maintaining sufficient levels of funding through public and/or private financing. Lorus has not commercially marketed any product other than Virulizin®, which is being sold in the private market in Mexico.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects and therefore improve a patient’s quality of life. Many of the drugs currently approved for the treatment and management of cancer are toxic with severe side effects and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment. Lorus’ strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, thereby mitigating the development risks associated with a single technology platform. We evaluate the merits of each product throughout the clinical trial process and consider commercialization. The most advanced anti-cancer drugs in our pipeline, each of which flow from different platform technologies, are: Immunotherapeutics (Virulizin®); Antisense (GTI compounds); small molecule and Tumor Suppressor Technology.

Our net loss for 2004 totaled $30.3 million ($0.18 per share) compared to a net loss of $16.6 million ($0.12 per share) in 2003. Research and development expenses in 2004 increased to $26.8 million from $12.6 million in 2003. The Virulizin® Phase III clinical trial expansion, that resulted in full enrollment in June 2004, increased manufacturing and compliance activities and the procurement of drug supply for the U.S. NCI-sponsored Phase II clinical trial programs for GTI-2040 contributed to the increase in net loss in 2004. We utilized cash of $28.1 million in our operating activities in 2004 compared with $11.9 million in 2003; the higher utilization was necessary to support our expanded research and development activities. At the end of 2004 we had cash and cash equivalents and short-term investments of $26.7 million compared to $25.1 million at the end of 2003.

As products progress through clinical trials, the size of the trials and cost of these development activities increase dramatically. The Company completed enrollment in its Virulizin® Phase III clinical trial shortly after the fiscal year end. A substantial amount of the costs of the trial were incurred in the year and particularly in the fourth quarter of fiscal 2004. We anticipate lower quarterly clinical trial costs in fiscal 2005.

CRITICAL ACCOUNTING POLICIES

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this Management’s Discussion and Analysis. Other important accounting polices are described in Note 2 of the Financial Statements.

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Drug Development Costs

We incur costs related to the research and development of pharmaceutical products and technologies for the management of cancer. These costs include internal and external costs for pre-clinical research and clinical trials, drug costs, regulatory compliance costs and patent application costs. All research costs are expensed as incurred as required under GAAP.

Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under GAAP for deferral and amortization. The Company continually assesses its activities to determine when, if ever, development costs may qualify for capitalization. By expensing the research and development costs as required under GAAP, the value of the product portfolio is not reflected in the Company’s Financial Statements.

RESULTS OF OPERATIONS

Revenues

Revenues for the year increased to $608 thousand, representing an increase of $542 thousand over 2003 sales of $66 thousand and nil in 2002. The increase results from a licensing agreement Lorus entered into during the year with Cyclacel Ltd. in connection with the out-licensing of our clotrimazole analog library of anti-cancer drug candidates. The agreement included an initial license fee of $546 thousand with the potential of additional license fees of up to $11.6 million that may be earned if Cyclacel achieves certain defined research and development milestones. We do not expect that any of these milestones will be achieved in the next 12 months. The balance of the revenue earned during 2004 relates to product and royalty revenues from the sale of Virulizin® to our distributor in the Mexican market, Mayne Pharma. The Company processed a change in the formulation of Virulizin® for sale in Mexico in order to increase the shelf life of the product, however, as this change in formulation was not approved by the Mexican Minister of Health until subsequent to year end, there were no sales of Virulizin® in Mexico during the last five months of the fiscal year. We do not anticipate product revenue in fiscal 2005 from any of our other anti-cancer drugs currently under development.

Research and Development

Research and development expenditures totaled $26.8 million in 2004 compared to $12.6 million in 2003 and $8.7 million in 2002. The significant increase in 2004 expenditures is primarily the result of two factors. First, we incurred increased costs associated with the expanded pivotal Phase III global clinical trial of Virulizin® for the treatment of advanced pancreatic cancer, including personnel, drug manufacturing and testing, combination drug purchases and contract research organization costs. Second, we incurred expenditures related to the upfront procurement of the GTI-2040 drug for the five U.S. National Cancer Institute (“NCI”) sponsored Phase II clinical trials initiated during 2004 for patients with Acute Myeloid Leukemia (“AML”), breast cancer, non-small cell lung cancer, solid tumors and advanced unresectable colon cancer. Research and development costs in 2003 were higher than 2002 primarily due to: (i) the initial expansion of the Phase III Virulizin® clinical trial; (ii) the expansion of the Phase II clinical trial of GTI-2040 in renal cell carcinoma to more than 8 major oncology centres in the U.S.; and (iii) the preparation for the National Cancer Institute sponsored GTI-2040 Phase II clinical trial programs.

Of the total research and development expenditures incurred during the year, Virulizin® accounted for $19.9 million or 74% of total spending. As discussed above, our lead drug Virulizin® is undergoing a Phase III clinical trial for which full enrollment was reached shortly after year end. During fiscal 2005 we expect our research and development costs to decrease, as no further start-up costs associated with this trial will be incurred.

General and Administrative

General and administrative expenses totaled $4.9 million in 2004 compared to $4.3 million in 2003 and $4.9 million in 2002. The increase in 2004 of $600 thousand compared to 2003 is due to higher professional and filing fees related to regulatory changes and changes to the option plan, as well as a one time non-cash charge of $245 thousand to write-off financing costs no longer deemed to have future value. The decrease in 2003 compared to 2002 resulted mainly from lower legal and advisory service fees.

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Depreciation and Amortization

Depreciation and amortization expenses totaled $420 thousand in 2004 compared to $1.0 million in 2003 and $2.0 million in 2002. The decrease in 2004 over 2003 is due primarily to the amortization of stock-based compensation that was a recovery of $43 thousand in 2004 and an expense of $700 thousand in 2003 due to a decline in Lorus’ use of the compensation tool during 2004. The decrease in 2003 over 2002 is related primarily to the adoption of the new accounting pronouncement for goodwill and other intangible assets whereby the Company ceased amortizing goodwill on June 1, 2002 upon adoption of CICA Handbook section 3062 “Goodwill and other intangible assets”. Amortization of goodwill totaled $1.5 million in 2002. Amortization of stock-based compensation in 2003 totaled $700 thousand as compared to $300 thousand in 2002.

Interest and Other Income

Interest income totaled $1.2 million in 2004 and in 2003 and $2.0 million in 2002. Interest income was unchanged between 2004 and 2003 despite higher average cash and short-term investment balances in 2004 because of lower market interest rates in 2004 compared with 2003. The decrease in 2003 interest income compared to 2002 was due to a lower average cash and short-term investment balance in 2003 and the general decline in market interest rates.

Loss for the Period

The loss for the year totaled $30.3 million or $0.18 per share in 2004 compared to $16.6 million or $0.12 per share in 2003 and $13.5 million or $0.09 per share in 2002. The increase in net loss in 2004 compared to 2003 is primarily due to the significant increase in clinical trial activities to support the expanded Phase III Virulizin® clinical trial. The increase in net loss in 2003 compared to 2002 relates primarily to increased clinical trial activities, which was partially offset by lower administrative costs and the discontinuance of amortization of goodwill in accordance with the adoption of the new CICA accounting pronouncement described above. On a comparative basis, the loss for the year ended May 31, 2002 would have been $12.0 million or $0.08 per share after adjustment to remove the amortization of goodwill.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity financing, the exercise of warrants and stock options, and interest income on funds held for future investment. We expect to continue to finance the costs of the global Virulizin® Phase III clinical trial from internal resources until its anticipated completion in Q1 of fiscal 2006. The costs of the five GTI-2040 Phase II clinical trials will continue to be borne by the NCI in the United States. We believe that our available cash, cash equivalents and short-term investments, and the interest earned thereon, together with the post year-end convertible debenture financing discussed below, will be sufficient to finance our operations and capital needs for at least the next 12 months.

Financing

On June 11, 2003, Lorus raised net proceeds of $29.9 million by way of a public offering of 26,220,000 units at a price of $1.25 per unit, each unit consisting of one common share and one-half of one share purchase warrant. In addition during fiscal 2004, Lorus issued common shares on the exercise of stock options for proceeds of $200 thousand. In 2003, Lorus issued common shares on the exercise of stock options for proceeds of $700 thousand. In 2002, Lorus issued common shares on the exercise of warrants and stock options for proceeds of $1.4 million.

On October 5, 2004, subsequent to the 2004 fiscal year-end, we entered into an agreement to raise aggregate net proceeds of $14.4 million through the issuance of $15 million of secured convertible debentures. The debentures are secured by a first charge over all of the assets of the Company. We received $4.4 million on October 5, 2004, and will receive $5.0 million on January 15, 2005 and on April 15, 2005. The debentures will expire on October 1, 2009 and interest will accrue and be paid monthly at a rate of prime + 1% until the Company’s share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer accrue. Interest is to be payable in common shares of Lorus until such shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their

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issue in respect of each interest payment. The $5.0 million principal amount of debentures issued on October 5, 2004 is convertible at the holder’s option into common shares of the Company with an exercise price per share of $1.00. The $10.0 million principal amount of debentures issued thereafter is convertible at an exercise price per share equal to the greater of $1.00 and the weighted average trading price of our common shares for the twenty trading days prior to the investment of the funds, less any discount permitted by the Toronto Stock Exchange. The agreement also provides for the issuance of up to 4 million warrants, with a life of five years, to buy common shares at a price per share of $1.00.

Use of Proceeds

In our prospectus dated June 3, 2003 we indicated that the proceeds to be received from that financing would be used as follows: $12.0 million for the product development of our immunotherapy platform, $11 million for the product development of our antisense platform and $2.0 million for pre-clinical and discovery programs. It was anticipated that the balance of funding would be used for working capital and general purposes. During fiscal 2004 we incurred $19.9 million in research and development expenses on our immunotherapy platform, $6.7 million on our antisense platform, and $200 thousand on pre-clinical and discovery programs. The additional spending on our immunotherapy platform was funded through cash and short-term investments held by the Company prior to the 2003 offering and is the direct result of the expansion of the Virulizin® Phase III clinical trial. The spending anticipated in the 2003 prospectus on our antisense platform and pre-clinical and discovery programs was to be incurred over a number of years, not solely in 2004. We have sufficient funds available at the end of 2004 to fund the remaining $4.3 million to be spent on our antisense platform and $1.8 million to be spent on pre-clinical and discovery programs.

Operating Cash Requirements

Lorus utilized cash in operating activities of $28.1 million in 2004 compared to $11.9 million in 2003 and in 2002. The cash used in operating activities in 2004 is higher than the prior year due to higher expenditures throughout the year to support the Virulizin® Phase III clinical trial. The cash used in operating activities in 2003 was comparable with that experienced in 2002 despite a higher net loss in 2003 due primarily to changes in the timing of payments of accounts payable and accrued liabilities.

We expect the cash used in operating activities to decrease in 2005 from the amount experienced in 2004 as our major clinical trial with Virulizin® will be underway and no further initiation costs associated with this trial will be incurred in 2005.

Cash Position

At May 31, 2004, Lorus had cash and cash equivalents and short-term investments totaling $26.7 million compared to $25.1 million at the end of 2003. The Company invests in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the Board of Directors. Working capital (representing primarily cash and cash equivalents and short-term investments) at May 31, 2004 was $22.6 million as compared to $20.9 million in 2003. As discussed above, subsequent to the year-end, we entered into an agreement to issue $15 million in convertible debentures for net proceeds of $14.4 million. Cash and short-term investments will therefore increase by $14.4 million (gross proceeds of issuance net of issuance costs). The Company does not expect to generate a positive cash flow from operations for the next few years due to substantial additional research and development costs, including costs related to drug discovery, pre-clinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

We may seek to access the public or private equity markets from time to time, even if we do not have an immediate need for additional capital at that time. Lorus intends to use its resources to fund its existing drug development programs and develop new programs from its portfolio of pre-clinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the progress of the Company’s research and drug development programs, the results of pre-clinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed licenses or acquired technologies, the impact from technological advances, determinations as to the commercial potential of the Company’s compounds and the timing and development status of competitive products.

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CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET FINANCING

At May 31, 2004, we had contractual obligations requiring annual payments as follows:

(amounts in 000’s)	Less than 1 year	1-3 years	4-5 years	5+ years	Total

Operating leases	110	–	–	–	110
Contract Research Organizations[1]	2,585	2,213	–	–	4,798

Off-balance sheet financing arrangements are limited to operating lease contracts in respect of office equipment, and a building lease.

1 Contract Research Organization expenditures relate to our Phase III Virulizin® clinical trial

OUTSTANDING SHARE DATA

As at August 30, 2004 the Company had 171,804,989 common shares issued and outstanding. In addition, the Company had 8,235,998 stock options issued and outstanding, 1,835,400 compensation options issued and outstanding with an exercise price of $1.27 and warrants to purchase 13,110,000 common shares of Lorus at an exercise price of $1.75 per share.

SELECTED ANNUAL FINANCIAL DATA

The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying audited consolidated financial statements for the year ended May 31, 2004 which are prepared in accordance with Canadian GAAP.

Consolidated Statements of Loss and Deficit
(amounts in 000’s except for per common share data) (Canadian dollars)		Years Ended May 31

	2004	2003	2002

Revenues	$608	$66	$–
Operating expenses
Cost of sales	28	55	–
Research and development	26,785	12,550	8,659
General and administrative	4,915	4,290	4,867
Depreciation and amortization	420	960	1,956

Operating loss	31,540	17,789	15,482
Interest and other income	(1,239)(1,155)(1,995)

Loss for the year	30,301	16,634	13,487
Basic and fully diluted loss per common share	$0.18	$0.12	$0.09

Total assets	34,424	34,255	47,572

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent fiscal quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information presented.

During Q3 2003, we began selling Virulizin® for the treatment of malignant melanoma through our distributor, Mayne Pharma, in the Mexican private market. Sales continued to Q2 2004 when Lorus filed a change in formulation with the Mexican Minister of Health which was not approved until subsequent to year end. Sales through Mayne Pharma include both product sales and royalty revenue. Revenue increased significantly in Q2 2004 due to the initial license fee from Cyclacel Ltd. discussed above.

Research and development expenses increased significantly throughout 2004 in comparison to 2003 due

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to the expansion of the Phase III Virulizin® clinical trial. Research and development payments fluctuated during 2004 primarily due to the timing of milestone payments to our Contract Research Organizations, as well as the manufacturing of our study drugs (Virulizin® and GTI-2040) and the purchase of the study combination drug.

		Fiscal 2004				Fiscal 2003
		Quarter Ended				Quarter Ended

	Aug 31	Nov 30	Feb 29	May 31	Aug 31	Nov 30	Feb 28	May 31
	2003	2003	2004	2004	2002	2002	2003	2003

Revenue	$29	$575	$2	$2	$–	$–	$27	$39
Cost of Sales	–	26	1	1	–	–	27	28
Research and development	7,263	5,586	7,340	6,596	3,047	3,323	2,876	3,304
General and administrative	1,231	1,176	1,010	1,498	1,304	796	960	1,230
Depreciation and amortization	99	99	108	114	95	164	224	477

Operating loss	8,564	6,312	8,457	8,207	4,446	4,283	4,060	5,000
Interest and other income	(393)(314)(298)(234)(370)(314)(258)(213)

Loss for the period	8,171	5,998	8,159	7,973	4,076	3,969	3,802	4,787
Basic and fully diluted loss
per common share	$0.05	$0.03	$0.05	$0.05	$0.03	$0.03	$0.02	$0.04

RISKS AND UNCERTAINTIES

Lorus has not produced or commercially marketed any product other than Virulizin®, which has been approved for sale and is being sold in the private market in Mexico. Although we have commenced commercial sales of Virulizin®, there can be no assurance that the Company will realize future revenues from the product. In addition, there can be no assurance that we will ever realize revenues from any of our products in development, or that we will ever be profitable.

Lorus’ products are in various stages of development. There can be no assurance that we will have funds available to permit the successful commercialization of our products. The Company’s funding needs may vary depending on many factors including: the progress and number of research and drug development programs; costs associated with clinical trials and the regulatory process; costs related to maintaining drug manufacturing sources; costs of prosecuting or enforcing patent claims and other intellectual property rights; collaborative and license agreements with third parties; and opportunities to in-license or acquire new products. In order to commercialize our products, we must obtain regulatory approvals. Regulatory approvals can take a number of years and involve substantial expenditures. There can be no assurance that the Company will ever obtain necessary approvals or licenses for any of its products; that the Company will not encounter difficulties or excessive costs in its efforts to secure necessary approvals and licenses; or that the Company will be able to obtain sufficient funds to meet the necessary expenditures associated with obtaining regulatory approvals. Even if our product candidates receive all necessary regulatory approvals and clearances, they may not gain market acceptance. Physicians, patients, third party payors and the medical community may not accept or utilize our products, and if our products do not achieve significant market acceptance our business and financial condition will be materially adversely affected. In addition, market acceptance is affected by the extent to which reimbursement for the cost of such products will be available from government health administration authorities, private health coverage insurers and other organizations.

Lorus relies upon third parties to provide certain key services, including contract manufacturers to manufacture its products and independent investigators and contract research organizations to assist it in conducting its clinical trials. These third parties may encounter difficulties in meeting regulatory requirements and in maintaining quality control and quality assurance to meet Lorus’ clinical development needs. If these third party service providers are unable to meet regulatory requirements or maintain quality control and quality assurance, or we are unable to retain such suppliers or obtain new third party suppliers, we may not be able to effectively conduct clinical trials or ultimately commercialize our products.

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We currently hold licenses from third parties for certain technologies, including in respect of our antisense platform. We cannot assure you that these licenses will not terminate or that they will remain in good standing. Our strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products. There can be no assurance, however, that we will be able to establish such additional collaborations on favourable terms, if at all, or that our current or future collaborative arrangements will be successful or may not be terminated by our partners. We do not have any sales, marketing or distribution capabilities. In order to commercialize our products, if any are approved, we must either acquire or internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services for us. The inability to market our products could have a material adverse effect on our business and financial condition.

The sale and use of the products we develop could carry the risk of product liability proceedings. While we currently maintain limited product liability insurance, we cannot assure you that product liability insurance will continue to be available to us on commercially reasonable terms. Product liability claims might also exceed the amounts of such coverage.

Our discovery and development processes involve the controlled use of hazardous and radioactive materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.

Our interest income is subject to fluctuations of interest rates in our investment portfolio of debt securities. Investments are held to maturity and have staggered maturities to minimize interest rate risk. There can be no assurance that interest income fluctuations will not have an adverse impact on Lorus’ financial condition. The Company maintains its accounts in Canadian dollars, but its revenues and a portion of its expenditures are in foreign currencies. Lorus does not currently engage in hedging its foreign currency requirements to reduce exchange rate risk.

Our success depends in part on our ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties. We cannot assure that our pending patent applications will result in patents being granted, that we will be able to develop additional proprietary products that are patentable, that patents already granted to us will provide us with any competitive advantage, or that patents of others will not have an adverse effect on our ability to do business.

Our success depends in large part upon our ability to attract and retain highly qualified scientific and management personnel. We face competition for such personnel from other companies, academic institutions, government entities and other organizations. We cannot assure you that we will retain our current personnel and will be able to continue to attract qualified personnel.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective June 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” [“FAS 143”]. The standard requires us to estimate and accrue for the present value of our obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation would be recognized as other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount would be amortized, and the liability amount would be accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and interest charges in the consolidated statements of income. There is no material impact on the consolidated financial statements resulting from the adoption of FAS 143 either in the current or prior years presented.

In December 2003, the Financial Accounting Standards Board [“FASB”] amended Interpretation No. 46, “Consolidation of Variable Interest Entities” [“FIN 46R”]. FIN 46R requires that a variable interest entity [“VIE”] be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activ-

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ities and/or is entitled to receive a majority of the VIE’s residual returns. For the Company, the requirements of FIN 46R apply in 2003 for all VIE’s created after January 31, 2003. For VIE’s created before January 31, 2003, the requirements of FIN 46R apply as of May 31, 2005 for a VIE that does not meet the definition of a special-purpose entity [“SPE”] and as of June 1, 2004 for a VIE that is an SPE. The application of this Interpretation will not have an effect on our consolidated financial statements.

In September 2003, the Canadian Institute of Chartered Accountants [“CICA”] revised Section 3870 ’Stock-Based Compensation and Other Stock-Based Payments’ to require that, effective June 1, 2004, the fair value method of accounting for stock options be recognized in the consolidated financial statements. The Company intends to apply these provisions retroactively without restatement for the year commencing June 1, 2004. The cumulative compensation cost of options on common shares of the Company, using the Black-Scholes option pricing model, will be charged to deficit with a corresponding increase to contributed surplus at June 1, 2004. In November 2003, the CICA issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities”, to provide guidance for applying the principles in Handbook Section 1590, “Subsidiaries”, to certain entities. Although the CICA is contemplating amendments to the Guideline, it is effective for fiscal years beginning on or after November 1, 2004. Although the Company is currently reviewing AcG-15, the impact of the Guideline, if any, on the Company’s consolidated financial statements has not been determined. In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations”, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new Section is effective June 1, 2004 for the Company and harmonizes Canadian requirements with existing United States GAAP. There will be no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

FORWARD LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," “likely,” "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms and annual reports.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus’ annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.

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